Exhibit 99.1
BioNTech Announces Third Quarter 2025 Financial Results and Corporate Update

•Continued clinical execution of oncology strategy with focus on two pan-tumor programs, including combination approaches to address the full continuum of cancer from early to late disease stages
•Demonstrated encouraging anti-tumor activity and manageable safety profile of pumitamig (BNT327/BMS986545), a bispecific antibody candidate targeting PD-L11 and VEGF-A, in first disclosed interim data from global Phase 2 trial in extensive-stage small cell lung cancer
•Plan to initiate additional pivotal trials for pumitamig in first-line microsatellite stable colorectal cancer and first-line gastric cancer
•Launched variant-adapted COVID-19 vaccine for the 2025/2026 vaccination season in multiple regions
•Third quarter 2025 revenues of €1.5 billion2, net loss of €28.7 million and basic and diluted loss per share of €0.12 ($0.143)
•Strengthened financial position to €16.7 billion in cash, cash equivalents and security investments4; received $1.5 billion payment from Bristol Myers Squibb (“BMS”) partnership
•Increased revenue guidance range of €2.6-2.8 billion and lowered expense guidance ranges for R&D to €2.0-2.2 billion, for SG&A to €550-650 million, and for capital expenditures for operating activities to €200-250 million5

Conference call and webcast scheduled for November 3, 2025, at 8:00 a.m. EST (2:00 p.m. CET)

MAINZ, Germany, November 3, 2025 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three and nine months ended September 30, 2025 and provided an update on its corporate progress.

“In the third quarter, we made substantial progress in executing against our oncology strategy. We advanced our priority pan-tumor programs, mRNA cancer immunotherapies and pumitamig. Simultaneously, we further broadened these programs to include evaluation of novel combinations with the aim to deliver differentiated or best-in-class therapeutic profiles,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “Our collaboration with Bristol Myers Squibb on pumitamig is already demonstrating the strength of this partnership, with multiple additional pivotal trials in preparation with pumitamig planned to start this and next year. This illustrates our commitment to delivering truly transformative options for patients in need.”

Financial Review for Third Quarter and Year-to-Date 2025

in millions €, except per share data	Third Quarter 2025	Third Quarter 2024	Year-to-date 2025	Year-to-date 2024
Revenues	1,518.9	1,244.8	1,962.5	1,561.1
Net profit / (loss)	(28.7)	198.1	(831.1)	(924.8)
Basic earnings / (loss) per share	(0.12)	0.82	(3.45)	(3.83)
Diluted earnings / (loss) per share	(0.12)	0.81	(3.45)	(3.83)

Revenues for the three months ended September 30, 2025, were €1,518.9 million, compared to €1,244.8 million for the comparative prior year period. For the nine months ended September 30, 2025, revenues were €1,962.5 million, compared to €1,561.1 million for the comparative prior year period. The increases in both quarterly and year-to-date revenues compared to the prior year were primarily driven by revenues related to BioNTech’s collaboration with BMS that were recognized in the third quarter of 2025. This increase was partially offset by lower sales volumes of BioNTech’s COVID-19 vaccines.

Research and development (“R&D”) expenses were €564.8 million for the three months ended September 30, 2025, compared to €550.3 million for the comparative prior year period. For the nine months ended September 30, 2025, R&D expenses were €1,599.5 million, compared to €1,642.4 million for the comparative prior year period. Year-to-date R&D expenses were mainly driven by the start of late-stage trials for immuno-oncology (“IO”) and antibody-drug conjugate (“ADC”) development programs and partly offset by cost savings resulting from active portfolio management.

Sales, general and administrative (“SG&A”) expenses, in total, amounted to €148.5 million for the three months ended September 30, 2025, compared to €150.5 million for the comparative prior year period. For the nine months ended September 30, 2025, SG&A expenses were €406.5 million, compared to €466.9 million for the comparative prior year period. The year-to-date and quarter-to-quarter decreases were mainly driven by lower external costs, partially compensated by an ongoing commercial build-up.

Other operating result amounted to negative €704.2 million during the three months ended September 30, 2025, compared to negative €354.6 million for the comparative prior year period. For the nine months ended September 30, 2025, other operating result amounted to negative €730.1 million compared to negative €616.9 million for the prior year period. The increase in other operating expenses compared to the third quarter of 2024 was primarily influenced by the settlement of a contractual dispute.

Net loss was €28.7 million for the three months ended September 30, 2025, compared to a net income of €198.1 million for the comparative prior year period. For the nine months ended September 30, 2025, net loss was €831.1 million, compared to a net loss of €924.8 million for the comparative prior year period.

Basic and diluted loss per share was €0.12 for the three months ended September 30, 2025, compared to a basic earnings per share of €0.82 and diluted earnings per share of €0.81 for the comparative prior year period. For the nine months ended September 30, 2025, basic and diluted loss per share was €3.45, compared to a basic and diluted loss per share of €3.83 for the comparative prior year period.

Cash and cash equivalents plus security investments as of September 30, 2025, reached €16,704.9 million, comprising €10,092.9 million in cash and cash equivalents, €4,275.6 million in current security investments and €2,336.4 million in non-current security investments.

Shares outstanding as of September 30, 2025, were 240,455,450, excluding 8,096,750 shares held in treasury.

“The receipt of $1.5 billion from our partnership with Bristol Myers Squibb further underscores the strategic value of our collaborations not only in the long but also in the short term,” said Ramón Zapata, Chief Financial Officer at BioNTech. “We are increasing our 2025 full year revenue guidance to €2.6-2.8 billion. At the same time, we continue to optimize our cost base to support a sustainable development trajectory and ensure operational efficiency.”

2025 Financial Year Guidance5:

	FY Guidance March 2025	FY Guidance November 2025
Revenues for the 2025 financial year	€1,700 - €2,200 million	€2,600 - €2,800 million

BioNTech has increased its previous revenue guidance and now expects its revenues for the full 2025 financial year to be in the range of €2,600 - €2,800 million. With regards to COVID-19 vaccine franchise, the guidance reflects the following assumptions: relatively stable COVID-19 vaccine pricing and market share as compared to 2024; inventory write-downs and other charges estimated to be approximately 15% of BioNTech’s share of gross profit from COVID-19 vaccine sales in Pfizer Inc.’s (“Pfizer”) territory; and anticipated revenues from a pandemic preparedness contract with the German government. Current and potential further developments in law, global public policy, international trade, and public sentiment as they continue to evolve could further impact the anticipated COVID-19 vaccine revenues and expenses. The revenue guidance also includes anticipated revenues from collaborations, and from the BioNTech Group service businesses.

Planned 2025 Financial Year Expenses and Capex:

	FY Guidance March 2025	FY Guidance November 2025
R&D expenses	€2,600 - €2,800 million	€2,000 - €2,200 million
SG&A expenses	€650 - €750 million	€550 - €650 million
Capital expenditures for operating activities	€250 - €350 million	€200 - €250 million

BioNTech has lowered expense guidance ranges for R&D, SG&A and capital expenditures for operating activities for the 2025 financial year.

The Company expects to continuously focus investments on R&D and scaling the business for late-stage development and commercial readiness in oncology, while remaining cost-disciplined. Strategic capital allocation will continue to be a key driver of the Company’s trajectory. As part of BioNTech’s strategy, the Company may continue to evaluate appropriate corporate development opportunities with the aim of driving sustainable long-term growth and creating future value.

The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended September 30, 2025, filed today with the United States Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1 An overview of target abbreviations is compiled in a directory at the end of this press release.
2 All numbers in this press release have been rounded.
3    Calculated applying the average foreign exchange rate for the three months ended September 30, 2025, as published by the German Central Bank (Deutsche Bundesbank).
4 As of September 30, 2025.
5 Financial guidance excludes external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes and related activities, as well as certain potential one-time effects and charges related to portfolio prioritization. It includes effects identified from licensing arrangements, collaborations and M&A transactions to the extent disclosed and completed and may be subject to update. It excludes the effect of the announced transaction to acquire CureVac, which is ongoing. The Company does not expect to report a positive net income figure for the 2025 financial year. The Company’s approach to revenue recognition, including the amount and timing of revenues, is based on the facts and circumstances known to the Company and various other judgments, estimates, and assumptions that the Company believes to be reasonable under the circumstances. More information can be found in BioNTech’s Report on Form 6-K for the three and nine months ended September 30, 2025, filed today, and in BioNTech’s Report on Form 20-F for the year ended December 31, 2024 filed on March 10, 2025, both of which are available at www.sec.gov.

Operational Review for the Third Quarter 2025, Key Post Period-End Events and Outlook

Variant-adapted COVID-19 Vaccine

In the third quarter of 2025, BioNTech and Pfizer executed the commercial launch of their variant-adapted COVID-19 vaccine for the 2025/2026 vaccination season.

•In July, BioNTech and Pfizer’s LP.8.1-adapted monovalent COVID-19 vaccine was approved by the European Commission following recommendation for marketing authorization by the Committee for Medicinal Products for Human Use (“CHMP”) of the European Medicines Agency (“EMA”). The companies began shipments of the vaccine to EU member states that ordered this formulation.

•In August, the U.S. Food and Drug Administration (“FDA”) approved the companies’ LP.8.1-adapted COVID-19 vaccine. Shipping of the vaccine began immediately to ensure timely availability of this season’s vaccine in pharmacies, hospitals, and clinics across the United States.

Select Oncology Pipeline Updates

Next-Generation Immunomodulators and Combinations

Pumitamig (BNT327/BMS986545) is a bispecific antibody candidate combining PD-L1 checkpoint inhibition with VEGF-A neutralization that is being developed in collaboration with BMS.

•In September 2025, interim data from a global Phase 2 clinical trial (NCT06449209) evaluating pumitamig in combination with chemotherapy in patients with untreated extensive-stage small-cell lung cancer (“ES-SCLC”) were presented at the IASLC 2025 World Conference on Lung Cancer (“WCLC”). The data showed encouraging anti-tumor responses, with a positive trend in the secondary endpoint, progression free survival (“PFS”) and a manageable safety profile with no new safety signals and a low discontinuation rate. The clinical trial is fully enrolled and treatment is ongoing, including further cohorts evaluating pumitamig in combination with chemotherapy in patients with SCLC whose disease has progressed on first- or second-line treatment. A global Phase 3 clinical trial (ROSETTA Lung-01; NCT06712355) is being conducted to evaluate pumitamig as a first-line treatment in combination with chemotherapy compared to atezolizumab in combination with chemotherapy in patients with untreated ES-SCLC.

•A global Phase 2/3 clinical trial (ROSETTA Lung-02; NCT06712316) is being conducted to evaluate pumitamig in combination with chemotherapy compared to pembrolizumab and chemotherapy in patients with first-line non-small cell lung cancer (“NSCLC”). The Phase 2 part of the seamless Phase 2/3 trial achieved full enrollment and the Phase 3 portion is recruiting.

•A global Phase 2 clinical trial (NCT06449222) is being conducted to evaluate pumitamig in combination with chemotherapy as a first- and second-line treatment for patients with locally advanced or metastatic triple-negative breast cancer (“TNBC”). Interim data from this clinical trial are planned to be presented at the San Antonio Breast Cancer Symposium (“SABCS”) in December. A global Phase 3 clinical trial in patients with first-line TNBC (ROSETTA Breast-01; NCT07173751) is planned to start by the end of 2025.

•Additional pivotal Phase 2/3 clinical trials for pumitamig in first-line microsatellite stable colorectal cancer (“CRC”) (ROSETTA CRC-203; NCT07221357) and first-line gastric cancer (ROSETTA GI-204; NCT07221149) are planned.

In the last quarter, BioNTech initiated several signal-seeking clinical trials to evaluate pumitamig with the Company’s proprietary assets:

•In August, the first patient was dosed in a Phase 1/2 clinical trial (NCT07079631) to evaluate BioNTech and Genmab AS’s (“Genmab”) bispecific antibody candidate BNT314/GEN1059 in combination with pumitamig and chemotherapy in patients with advanced CRC.

•Also in August, the first patient was dosed in a Phase 1/2 clinical trial (NCT07070232) to evaluate pumitamig in combination with BioNTech and MediLink Therapeutics’ (“MediLink”) HER3 ADC candidate BNT326/YL202 and BNT326/YL202 as monotherapy in advanced solid tumors.

•In September, the first patient was dosed in a Phase 1/2 clinical trial (NCT07147348) to evaluate BNT3212, a novel bispecific ADC candidate targeting EGFR and HER3, as monotherapy and in combination with pumitamig in patients with advanced solid tumors.

•In October, the first patient was dosed in a Phase 1/2 clinical trial (NCT07111520) to evaluate BioNTech and MediLink’s BNT326/YL202 in combination with pumitamig in advanced NSCLC.

Antibody-Drug Conjugates

Trastuzumab pamirtecan (BNT323/DB-1303) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd.’s (“DualityBio”).

•A Phase 1/2 clinical trial (NCT05150691) is being conducted to evaluate trastuzumab pamirtecan in patients with advanced HER2-expressing tumors. A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with recurrent endometrial cancer is ongoing. Data are expected to be shared at a medical conference in 2026. BioNTech and DualityBio continue discussions with the FDA and now plan to file a biologics license application (“BLA”) in 2026, subject to regulatory feedback.

•In September, the first patient was dosed in a global Phase 3 clinical trial (NCT06340568) to evaluate trastuzumab pamirtecan in patients with advanced endometrial cancer.

•Also in September, BioNTech and DualityBio announced that the pivotal Phase 3 clinical trial (NCT06265428) which DualityBio is conducting in China to evaluate trastuzumab pamirtecan versus trastuzumab emtansine (“T-DM1”) in patients with HER2-positive unresectable or metastatic breast cancer who have previously received trastuzumab and a taxane-based chemotherapy met its primary endpoint of PFS at a pre-specified interim analysis. A global Phase 3 clinical trial (DYNASTY-Breast02, NCT06018337) for trastuzumab pamirtecan in HR-positive, HER2-low metastatic breast cancer is ongoing. Data are expected in 2026.

BNT325/DB-1305 is a TROP2-targeted ADC candidate that is being developed in collaboration with DualityBio.

•A Phase 1/2 clinical trial (NCT05438329) evaluating BNT325/DB-1305 in patients with advanced solid tumors is ongoing. In October, data from this trial in patients with pretreated TNBC were presented at the European Society For Medical Oncology (“ESMO”) Congress 2025. Data showed encouraging anti-tumor activity and a manageable safety profile.

mRNA Cancer Immunotherapies

Autogene cevumeran (BNT122/RO7198457) is an mRNA cancer immunotherapy candidate for individualized neoantigen-specific immunotherapy (“iNeST”) that is being developed in collaboration with Genentech, Inc. (“Genentech”), a member of the Roche Group (“Roche”).

•In October, data from a randomized Phase 2 clinical trial (IMCODE001; NCT03815058) evaluating the efficacy and safety of autogene cevumeran in combination with pembrolizumab versus pembrolizumab alone as a potential first-line treatment for patients with previously untreated advanced melanoma were presented at the 2025 ESMO Congress. While, as previously disclosed, the trial did not meet its primary efficacy endpoint of statically significant improvement of PFS in this advanced and aggressive tumor type, a numerical trend favoring the combination arm in overall survival (“OS”) and PFS was observed, with the breadth of immune response correlating with a prolonged PFS in the combination arm. Autogene cevumeran induced and expanded high-magnitude and durable immune responses against the encoded neoantigens that persisted for up to 1.5 years after treatment completion. The combination of autogene cevumeran with PD-L1 checkpoint blockade was well tolerated and adverse events were consistent with the known safety profiles of the individual trial treatments, with no new safety signals observed.

BNT111 is based on BioNTech’s fully owned, off-the-shelf FixVac platform, and encodes four melanoma-associated antigens.

•In October, data from a randomized Phase 2 clinical trial (BNT111-01; NCT04526899) conducted in collaboration with Regeneron Pharmaceuticals Inc. (“Regeneron”) to evaluate BNT111 in combination with cemiplimab in patients with anti-PD-(L)1 refractory/relapsed, unresectable Stage III or IV melanoma were presented at the 2025 ESMO Congress. As previously disclosed, the trial met its primary endpoint demonstrating statistically significant improvement in objective response rate (“ORR”) in patients treated with BNT111 in combination with cemiplimab, as compared to an historical control. The data showed that the combination of BNT111 and cemiplimab induced anti-tumor responses that were deep and durable and a manageable safety profile for BNT111 as a single agent and in combination.

BNT116 is based on BioNTech’s fully owned, off-the-shelf FixVac platform, and is designed to elicit an immune response to six tumor-associated antigens that were identified to be frequently expressed in NSCLC.

•A Phase 1 clinical trial (LuCa-MERIT-1; NCT05142189) is being conducted to evaluate BNT116 as monotherapy and in several treatment combinations, including with chemotherapy, cemiplimab, and BioNTech’s proprietary assets across various treatment lines and clinical settings in patients with NSCLC. In September, data were presented at the IASLC 2025 WCLC from a cohort evaluating BNT116 in combination with cemiplimab as consolidation treatment in patients with NSCLC after receiving concurrent chemoradiotherapy. BNT116 in combination with cemiplimab demonstrated encouraging event-free and overall survival rates and a manageable safety profile.

Corporate Update for the Third Quarter 2025

•In October, BioNTech and InstaDeep Ltd. (“InstaDeep”), its artificial intelligence (“AI”) subsidiary, hosted their second AI Day live event in London, United Kingdom, as part of their Innovation Series. BioNTech showcased its AI strategy, capabilities as well as scaling and deployment across its pipeline with a focus on personalized cancer immunotherapies and precision medicines.

Upcoming Investor and Analyst Events

•Innovation Series R&D Day: November 11, 2025, in New York City, United States, with the option to join via webcast.
•Fourth Quarter and Full Year 2025 Financial Results and Corporate Update: March 10, 2026

Conference Call and Webcast Information

BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, November 3, 2025, at 8:00 a.m. EST (2:00 p.m. CET) to report its financial results and provide a corporate update for the third quarter of 2025.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with Bristol Myers Squibb; BioNTech’s planned acquisition of CureVac; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations regarding upcoming payments relating to litigation settlements; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or annual booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Target Overview

B7-H3	Also known as CD276, cluster of differentiation 276
EpCAM	Epithelial cell adhesion molecule
HER2 (or HER3)	Human epidermal growth factor receptor 2 (or 3)
HR	Hormone Receptor
PD-(L)1	Programmed cell death protein (death-ligand) 1
TROP2	Trophoblast cell-surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Interim Condensed Consolidated Statements of Profit or Loss

	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024
(in millions €, except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	1,518.9	1,244.8	1,962.5	1,561.1
Cost of sales	(148.3)	(178.9)	(308.5)	(297.8)
Research and development expenses	(564.8)	(550.3)	(1,599.5)	(1,642.4)
Sales and marketing expenses	(27.3)	(18.1)	(60.7)	(46.6)
General and administrative expenses	(121.2)	(132.4)	(345.8)	(420.3)
Other operating expenses	(729.5)	(410.9)	(884.7)	(719.9)
Other operating income	25.3	56.3	154.6	103.0
Operating profit / (loss)	(46.9)	10.5	(1,082.1)	(1,462.9)
Finance income	96.8	156.2	324.8	498.8
Finance expenses	(25.2)	(8.0)	(66.1)	(14.8)
Profit / (Loss) before tax	24.7	158.7	(823.4)	(978.9)
Income taxes	(53.4)	39.4	(7.7)	54.1
Net profit / (loss)	(28.7)	198.1	(831.1)	(924.8)
Earnings / (Loss) per share
Basic earnings / (loss) per share	(0.12)	0.82	(3.45)	(3.83)
Diluted earnings / (loss) per share	(0.12)	0.81	(3.45)	(3.83)

Interim Condensed Consolidated Statements of Financial Position

	September 30,	December 31,
(in millions €)	2025	2024
Assets	(unaudited)
Non-current assets
Goodwill	357.7	380.6
Other intangible assets	1,389.8	790.4
Property, plant and equipment	1,039.7	935.3
Right-of-use assets	201.0	248.1
Contract assets	3.9	9.8
Other financial assets	2,476.0	1,254.0
Other non-financial assets	24.6	26.3
Deferred tax assets	17.7	81.7
Total non-current assets	5,510.4	3,726.2
Current assets
Inventories	225.7	283.3
Trade and other receivables	690.8	1,463.9
Contract assets	8.9	10.0
Other financial assets	4,434.7	7,021.7
Other non-financial assets	292.9	212.7
Income tax assets	84.8	50.0
Cash and cash equivalents	10,092.9	9,761.9
Total current assets	15,830.7	18,803.5
Total assets	21,341.1	22,529.7

Equity and liabilities
Equity
Share capital	248.6	248.6
Capital reserve	1,453.2	1,398.6
Treasury shares	(8.1)	(8.6)
Retained earnings	18,266.9	19,098.0
Other reserves	(1,483.3)	(1,325.5)
Total equity	18,477.3	19,411.1
Non-current liabilities
Lease liabilities, loans and borrowings	192.0	214.7
Other financial liabilities	96.4	46.9
Provisions	24.2	20.9
Contract liabilities	219.0	183.0
Other non-financial liabilities	85.5	87.5
Deferred tax liabilities	24.2	42.4
Total non-current liabilities	641.3	595.4
Current liabilities
Lease liabilities, loans and borrowings	53.4	39.5
Trade payables and other payables	399.8	426.7
Other financial liabilities	597.4	1,443.4
Income tax liabilities	6.3	4.5
Provisions	211.5	144.8
Contract liabilities	796.1	294.9
Other non-financial liabilities	158.0	169.4
Total current liabilities	2,222.5	2,523.2
Total liabilities	2,863.8	3,118.6
Total equity and liabilities	21,341.1	22,529.7

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024
(in millions €)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net profit / (loss)	(28.7)	198.1	(831.1)	(924.8)
Income taxes	53.4	(39.4)	7.7	(54.1)
Profit / (Loss) before tax	24.7	158.7	(823.4)	(978.9)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	124.2	44.4	218.0	132.6
Share-based payment expenses	27.9	40.9	82.1	77.4
Net foreign exchange differences	(24.1)	(35.5)	36.4	(77.4)
(Gain) / Loss on disposal of property, plant and equipment	(1.3)	—	(1.7)	(0.2)
Finance income excluding foreign exchange differences	(96.8)	(156.2)	(324.8)	(498.8)
Finance expense excluding foreign exchange differences	2.6	5.3	17.1	14.8
Government grants	(10.5)	(14.6)	(43.5)	(26.8)
Other non-cash (income) / loss	—	—	(15.0)	—
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	15.7	(6.0)	(12.9)	0.7
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	881.7	(830.2)	1,002.7	1,267.6
Decrease in inventories	5.1	37.0	61.7	54.6
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(242.8)	117.9	(299.2)	590.7
Interest received and realized gains from cash and cash equivalents	83.5	73.1	275.2	353.3
Interest paid and realized losses from cash and cash equivalents	(2.4)	(1.6)	(8.2)	(6.9)
Income tax received / (paid), net	(9.6)	1.6	(36.7)	(190.8)
Share-based payments	(4.2)	(134.4)	(19.3)	(143.6)
Government grants received	7.0	60.7	38.0	102.7
Net cash flows from / (used in) operating activities	780.7	(638.9)	146.5	671.0
Investing activities
Purchase of property, plant and equipment	(35.9)	(72.8)	(111.9)	(219.9)
Proceeds from sale of property, plant and equipment	2.9	0.3	3.9	0.5
Purchase of intangible assets	(2.7)	(10.2)	(575.0)	(141.3)
Acquisition of subsidiaries and businesses, net of cash acquired	—	—	(78.5)	—
Investment in other financial assets	(2,869.0)	(2,958.2)	(7,046.7)	(10,301.5)
Proceeds from maturity of other financial assets	1,979.4	2,898.8	8,065.3	7,974.3
Net cash flows from / (used in) investing activities	(925.3)	(142.1)	257.1	(2,687.9)
Financing activities
Repayment of loans and borrowings	(1.2)	—	(9.4)	(2.3)
Payments related to lease liabilities	(10.3)	(7.9)	(29.2)	(36.3)
Net cash flows used in financing activities	(11.5)	(7.9)	(38.6)	(38.6)
Net increase / (decrease) in cash and cash equivalents	(156.1)	(788.9)	365.0	(2,055.5)
Change in cash and cash equivalents resulting from exchange rate differences	(21.5)	(2.3)	(28.4)	1.2
Change in cash and cash equivalents resulting from other valuation effects	1.0	39.1	(5.6)	15.2
Cash and cash equivalents at the beginning of the period	10,269.5	10,376.7	9,761.9	11,663.7
Cash and cash equivalents as of September 30	10,092.9	9,624.6	10,092.9	9,624.6